Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements of General Growth Properties, Inc. and management’s report on the effectiveness of internal control over financial reporting dated March 21, 2005 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the change in accounting for debt extinguishment costs in 2003), appearing in the Annual Report on Form 10-K of General Growth Properties, Inc. for the year ended December 31, 2004 and our report dated June 18, 2004 appearing in the Annual Report on Form 11-K of General Growth Management Savings and Employee Stock Ownership Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Chicago, Illinois
June 6, 2005